CARBON 612 CORPORATION

200 Old Country Road, Suite 610

Mineola, NY 11501-4241

September 30, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Carbon 612 Corporation

Amendment no. 1 to Form 10-12G

Filed May 12, 2010

File No. 000-53882

Ladies and Gentlemen:

We are writing in response to your letter of June 3, 2010 regarding the above-referenced filing of Carbon 612 Corporation (the “Company”, “we”, “us” or “our”), which letter contained comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the filing of said Form 10/A. Each Staff comment and our response are below.

Item 1. Business, page 3

1.

It is unclear how your response to prior comment 4 provides objective support for your statement on page 6 that you expect that your program would become profitable after it is installed on 8,000 solar systems. Therefore, we reissue that part of the prior comment.

Response:

In response to the first two bullet points of the Staff’s prior comment number 4, we estimated the revenue per XTRAX® unit installed at an average of $20 per month (based on the average of prices we plan to charge) or $240 per year and for 8,000 units this results in annual revenue of $1,920,000. We had preliminary conversations with a cellular carrier and were advised that the cost per month for transmission in the quantities we estimate would be about $2.50 but to be conservative we estimated $3.00 monthly or $288,000 each year for the 8,000 units. We further estimated fully burdened salary costs for six employees, including a new chief executive officer and two programmers, at $675,000 annually, $25,000 a year for general marketing costs and $2,500 monthly ($30,000 annually) to Clear Skies Solar, Inc. (our parent) for office rent and support under our existing agreement. As to capital costs, we estimated based on our knowledge of the market that the cost of each XTRAX® unit produced by a third party in the quantities we would need would be about $125 each but we assumed it would be $150 for the purposes of this calculation. Finally we estimated the costs of installation by a third party at $75 each but used $100 for this purpose, for a total installed cost of $250 each for 8,000 units or $2,000,000 and, along with $20,000 for the one server required to handle up to 10,000 units, resulting in capital costs of $2,020,000. Based on ten year depreciation we charged $202,000 to each year resulting in total annual expenses of $1,220,000 and $700,000 of pretax income, or 36%. If we increased our customer base to 10,000 units the only additional costs we anticipate would be the $3 monthly per unit to the cellular network carriers (2,000 units x $3 x 12 months = $72,000) with the extra 2,000 units generating revenue of $480,000 (2,000 x $20 x 12 months) or an additional $408,000 of annual pretax income for a total $1,108,000 per year (or 46% of $2,400,000 annual revenue). If we fell short of our goal and only installed 4,600 units our annual revenue would be $1,104,000 and costs would be $1,097,000 so this is our breakeven point.

Products and Services. page 4 Overview. page 4

2.

Please show us how your pre-tax earnings disclosure reflects all of the costs of your business. Also, please tell us how you believe you have a reasonable basis for these estimates given that you have not yet commercialized the product. Provide us your detailed assumptions and calculations.

Response:

Our response to comment number 1 above reflects all of the costs of our business and the calculations of our anticipated pretax income, and provides the detailed estimates and calculations, as well as the basis for our estimates. The only variable cost we expect in reaching our 8,000 unit goal, and then increasing it to 10,000, is in the monthly cellular network fee. The server and the two programmers we have included in our costs can handle that level of business without additional costs and there will be no need to increase our management staff for this level of business. The agreement with our parent company provides for all office support and the service of their senior management as needed, along with occupancy cost.

3.

We note your statement on page 4 that you did not have the necessary funding until November 2009 to provide Underwriters Laboratory the number of units they require for further testing. We also note your disclosure on page 20 that you have not yet provided Underwriters Laboratory the requisite number of units for testing of the device. Please revise to clarify why you have not yet provided Underwriters Laboratory the requisite number of units though you have had the necessary funding since November 2009.

Response:

The submission of the test units to Underwriters Laboratory has been delayed while we complete certain software modifications and also complete third party verification of the accuracy of the measurements by XTRAX® units. Both are necessary for commercialization and we want the unit that we will commercialize to be listed by UL.

4.

Please reconcile your statements in the second and third paragraphs that XTRAX currently uses microwave and satellite communications with your statements at the bottom of page 7 that you are developing another product in order to have those capabilities.

The XTRAX® unit does not today have the capacity to transmit data via microwave and satellite, even though the issued patent includes that claim; we will develop the necessary changes to allow microwave and satellite transmission. The Registration Statement has been changed to reflect this.

XTRAX Recurring Revenue Model, page 5

5.

Please provide us with independent objective support for your statement on page 5 that there are 29 states with a Renewable Portfolio Standards requirement.

Response:

The statement was drawn from the Database of State Incentives for Renewables & Efficiency – www.dsireusa.org reporting data gathered by the Federal Energy Regulatory Commission. The Renewable Portfolio Standard caption at http://www.dsireusa.org/summarymaps/index.cfm?ee=1&RE=1 supports this statement. Since this data is dated as of May 2010 we believe that it reflects the most recent available data; the data is publicly available, was not prepared for use in the registration statement, we did not request permission from the authors to refer to their data in the registration statement and we did not pay for nor were we affiliated with the completion of the data.

6.

We note your reference to the Solar Energy Industries Association website on page 6. Please refer to footnote 41 and the related text in Release 34-42728 (April 28, 2000) regarding your obligations, including filing requirements, when you use web site addresses in your document. Additionally, please tell us:

•

how you confirmed that the data reflects the most recent available information,

•

whether the data was prepared for use in the registration statement,

•

whether the authors of the data consented to your use of it in the registration statement, and

•

whether you paid for the compilation of the data.

If you were affiliated with the preparation of the data in the studies, ensure that your disclosure clearly indicates the nature of all such affiliations.

Response:

The website address has been removed from the registration statement. We have reviewed the Solar Energy Industries Association website and could find no later data and therefore we believe that it reflects the most recent publicly available data; the data was not prepared for use in the registration statement, we did not request permission from the authors to refer to their data in the registration statement and we did not pay for nor were we affiliated with the completion of the data.

7.

We note your response to our third bullet point to our comment 4 and your revised disclosure on page 6. However, please provide us with objective support and substantiation for the statement that you will offer the highest market value for RECs/CCMs. Please also provide us with objective support and substantiation for your statement that the electronic data you will produce is strongly preferred by the aggregators and your statement that it is not effective to manually collect small amounts of data from a large number of homeowners.

Response:

We believe that we will offer the highest available market value for the renewable energy credits due to the fact that we will accumulate the data electronically and transmit it to the aggregators in the electronic format that each requires, thereby eliminating their need to deal with paper-based unreliable data. This in turn allows the aggregator to both reduce its costs and to sell verifiable credit data to the purchaser and obtain the highest available price which, along with its lower costs, will allow the aggregator to pay us, and we in turn pay our customers, the highest available market value for renewable energy credits. We believe that this, along with the features of the XTRAX® unit itself that both electronically reports the data and provides fault notification, and the electronic transfer of funds due our customers via direct deposit, results in superior technology, customer service and responsiveness. In addition, it is objectively certain that the aggregators would prefer to receive the power production data electronically in the electronic format of their choosing rather than multiple paper reports with data hand written by the homeowner (which may or may not be correct and may or may not be easily legible) which then have to manually be entered into the aggregator’s computer system. We have deleted the word “strongly” from the registration statement but the preference of the aggregators for electronic data over multiple pieces of paper is beyond question. In comparison with the use of XTRAX® the manual collection of small amounts of data from a large number of homeowners is not effective.

8.

With a view toward clarified disclosure, please tell us the portion of the total number of disclosed installed systems that are sub-100kW systems in jurisdictions that provide renewable energy credits that would make the purchase of your services profitable for owners of the solar system.

Response:

We do not believe, based on our research, that the information requested by the Staff is available. The average size of a residential system installed in 2009 was only 5.3kW and there is no reason to believe that the size of residential systems installed in prior years is significantly different. See http://www.seia.org/galleries/pdf/2009%20Year%20in%20Review%20Supplemental%20Charts.pdf. We have reviewed the Solar Energy Industries Association website and could find no later data and therefore we believe that it reflects the most recent available data; the data was not prepared for use in the registration statement, we did not request permission from the authors to refer to their data in the registration statement and we did not pay for nor were we affiliated with the completion of the data.

Competition, page 8

9.

Please expand your response to prior comment 11 to tell us, with a view toward disclosure:

•

whether lack of enforcement of your patent rights creates a risk that you might lose the rights, and

•

whether your business model involves a significant focus on cash generated by patent enforcement as opposed to sales of your services.

Response:

At this time, the Company is unaware of any devices in the solar monitor market that infringe on its patent. A delay in enforcement will not invalidate a patent but under certain circumstances might make it unenforceable against a particular party or, possibly, more than one party. Delay is measured from the time the patent holder becomes aware of an infringement and, as we are not aware of any infringers, we do not believe that our failure to bring any proceeding to enforce our patent to date will limit its enforceability in the future. Our business model does not reflect or rely upon any cash generation from patent enforcement actions but rather only includes sales of our services.

10.

We note your response to our prior comment 13. However, please provide us with objective support for your statements on page 9 that competitive monitoring providers are too expensive and are unreliable.

Response:

The average residential system installed in 2009 average system size is 5.3kW. See the web address in our response to comment 8. Therefore, a monitoring system costing more than a few hundred dollars at the most would be uneconomical for such small systems. Our business plan is to install our monitor free in return for the right to handle the sale of the energy credits from that system. The reliability of our system compared to competitive systems is based on our use of the cellular network vs. having to use the client’s telephone line or the client’s internet connection (if one is available), which is less reliable. The word “unreliable” has been replaced by “less reliable” in the registration statement. An internet connection is only available if the customer has one, it is operative at the time needed and the customer continues to pay for it. The same is true for land line telephone systems with the added complication that many people are abandoning land lines for exclusive use of cellular telephones and therefore no land line would be available.

Government subsidies, page 9

11.

We note your response to our prior comment 17 and reissue our comment. Have government budgets or industry trends negatively affected the resources available for government subsidy programs for solar energy?

Response:

The major government subsidies for solar systems of the type we install are the 30% investment tax credit enacted for eight years in 2008, and the alternative equal cash subsidy enacted in 2009, as well as accelerated depreciation allowances in the Internal Revenue Code. Although the recent increase in the federal budget deficit may negatively affect the resources available for these subsidies, there is no indication that we are aware of that these benefits will be reduced or repealed by Congress, particularly in light of President Obama’s continued emphasis on the need for alternative clean energy sources. The RECs that are available in states are paid for by private parties under legal structures established by each state so they are not vulnerable to state budget issues. The industry relies on these subsidies so we know of no trend in the industry that would negatively affect them. The registration statement has been revised accordingly.

Intellectual Property, page 10

12.

We note your response to our prior comment 18. However, given that you disclose on page 8 that other companies provide remote monitoring of solar installations and send alerts if inverters are shut down, please clarify what elements of the ability to provide real-time energy production values and system failure parameters are patented.

Response:

We believe that the other companies provide remote monitoring through the use of several distinct pieces of electronic hardware via the internet. Our patent demonstrates remote monitoring through the use of one piece of electronic hardware via the wireless cellular network. In addition, our patent applies specifically to any energy generation facility that uses a power inverter to convert DC to AC electricity. The registration statement has been revised accordingly.

We are dependent upon key personnel. page 8

13.

We note your response to our prior comment 22. However, please revise to clarify how the timing of the search for a replacement for Mr. Ezra will be affected by the receipt of the regulatory approvals.

Response:

The registration statement has been revised to disclose that we intend to start the search for a new CEO to replace Ezra Green after UL listing is received.

Overview, page 16

14.

We note your response to our prior comment 24. However, please clarify your reference to the "client preset values" on page 17 and discuss how this impacts your business of the pricing of your products.

Response:

We do not intend to sell or license the XTRAX® units but rather install them free of charge in return for facilitating the sale of the energy credits generated by the system. The “client preset values” refer to sale of the credits generated from the system under agreements previously entered into on behalf of that client as opposed to sale of the credits on the spot market. The registration statement has been revised accordingly.

Expenses, page 19

15.

We note your response to our prior comment 25. Please revise to clarify the allocated share of employee's salaries to date.

Response:

For the six months ended June 30, 2010, we reimbursed our parent company a total of $33,000 for the portion of the two employee’s time devoted to us that are shared with our parent company. This includes wages and related payroll taxes and benefits. The registration statement has been revised accordingly.

Item 4. Security Ownership of Certain Beneficial Owners.... page 21

16.

Please expand your response to prior comment 29 to clarify how voting and investment decisions are made by your CEO's brother such that the shares held in his trust would not also be beneficially owned by your CEO per the definitions in Rule 13d-3. Your response should address your CEO's involvement in such decisions and how that involvement does not amount to at least indirect shared voting or investment power.

Response:

The trustee (“Trustee”), who is the CEO’s “brother” (both are the adopted children of the same couple and not direct blood relations), controls the voting and investment decisions (without any involvement of the CEO) of the irrevocable trust created by the CEO. The Trustee and our CEO do not consult on business matters, do not reside together (the Trustee resides in Israel and the CEO resides in the USA) and each conducts their own independent businesses or professions. The Trustee and our CEO advise that they do not discuss the investment of the Trust in Carbon 612 nor how to vote those shares.

17.

Please ask your affiliates to tell us when they intend to comply with their obligations under Section 16 of the Exchange Act. Also tell us about the nature of any related reporting delinquencies that you intend to include in your first report that requires disclosure per Regulation S-K Item 405.

Response:

The Company’s affiliates have filed Form 3’s. The Company’s 10-K for the year ending December 31, 2010 will disclose that the Form 3’s were filed late in accordance with Regulation S-K Item 405.

18.

With a view toward clarification of your disclosure added in response to prior comment 30, please tell us who are the holders of the Clear Skies notes, and provide us your analysis of the risk of default.

Response:

The holders of the Clear Skies notes have released their security interest in the Company’s common stock. The shares of the Company held by Clear Skies are no longer pledged by Clear Skies to any of its lenders. Please refer to the 8-K filed by Clear Skies on August 5, 2010. The registration statement has been revised accordingly.

Item 5. Directors and Executive Officers, page 22

19.

We note your response to our prior comment 34. Please revise to discuss briefly for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Response:

Presently the Company only has one director, Ezra Green, who is also chairman and CEO of our parent company. The registration statement has been revised to disclose Mr. Green’s qualifications to be a director of the Company, in addition to his general business and management background, include his intimate involvement in the creation of the concept and later development of the XTRAX® unit as well as the business plan concept for its commercialization.

Item 6. Executive Compensation, page 23

20.

Please tell us why you have stated that no compensation was paid to your named executive officers for the period from inception to December 31, 2008 or for the year ended December 31, 2009 given that it appears that Clear Skies Solar, Inc. has paid compensation to those officers during these periods. Cite in your response any guidance on which you rely, including any relevant Compliance and Disclosure Interpretations.

Response:

The registration statement has been revised to clarify that we did not pay any compensation to our executive officers for the period from inception to December 31, 2008 or for the year ended December 31, 2009. Clear Skies Solar, Inc., our parent company, has paid compensation to our named executive officers for their work on behalf of our parent company. Prior to the November 2009 financing transaction we were a wholly owned subsidiary of our parent, and prior to September 2008 we were merely a division of our parent company. Our officers did not provide any services for us, beyond a very minimal effort in connection with our formal incorporation, until the fall of 2009 until two of them negotiated and closed the November 2009 financing which, in addition to raising capital for us, also provided benefit to our parent company. No further work for us was performed by our named executive officers until preparation of our form 10 for filing and first quarter 10-Q, which occurred in the first quarter of 2010. Payment for these services are included in our $2,500 monthly payment to our parent company pursuant to the Service Agreement filed as exhibit 10.5 to the form 10. We found no relevant guidance in section 103 – form 10 of the Compliance and Disclosure Interpretations.

Item 7. Certain Relationships, page 24

21.

We note that you have disclosed the amount of compensation reimbursed to Clear Skies for your two employees for the first quarter of 2010. Please also disclose the amount you have paid to Clear Skies to date for employee compensation and whether the payments were made to or for the services of any officers or directors.

Response:

$33,000 has been paid to Clear Skies to date for employee compensation. No payments have been made to or for the services of any officer or director in addition to the $2,500 monthly payment for office space and other office and personnel services pursuant to the Services Agreement filed as exhibit 10.5 to the Form 10. The registration statement has been revised accordingly.

Description of Registrant's Securities, page 25

22.

Please expand your disclosure added in response to prior comment 44 to provide specific information regarding the date that the holding period for material portions of your securities has been satisfied and quantify the number of securities that could be sold on such dates,

Response:

The registration statement has been revised to disclose that, as of July 3, 2010 (90 days from when we became subject to the reporting requirements of the Exchange Act), the purchasers under our financing that closed on November 13, 2009 (who purchased an aggregate of 15,000,000 shares of common stock and warrants to purchase up to an aggregate of an additional 15,000,000 shares of common stock at $.10 per share) will be able to sell their shares of common stock (and shares of common stock issuable upon exercise of warrants) under Rule 144.

In addition, Clear Skies Skies Solar, Inc., which acquired 30,000,000 shares of our common stock on September 16, 2008, has been eligible to sell shares under Rule 144 since September 16, 2009, one year from the date of acquisition.

23.

Please provide us with the basis for the last sentence of the penultimate paragraph in this section.

Response:

The basis for the last sentence of the penultimate paragraph is Rule 144(b), (c), and (d). Rule 144(b)(1)(i) provides that, if the issuer has been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for 90 days, non-affiliates may sell shares under Rule 144 subject to the conditions set forth in Rule 144(c)(1) and (d). Rule 144(c)(1) requires that current public information be available about the issuer (which, with respect to SEC reporting companies, means that the issuer has filed all required periodic reports under the Exchange Act during the preceding 12 months), and 144(d)(1)(i) requires a 6 month holding period for issuers that have been subject to Exchange Act reporting requirements for at least 90 days.

Rule 144(b)(2), in conjunction with Rule 144(e), (f), and (g), subjects affiliates to additional conditions relating to volume limitations, manner of sale, and notice of sale.

Statements of Operations, page F-4

24.

We note your response to our comment 47. Please tell us how much of cost would have been allocated to the services provided by your shared employees for the periods presented. Discuss whether these amounts would have been material to your Statements of Operations.

Response:

Please see our response to comment 20 as to our named executive officers. One of the two shared employees only became an employee of Clear Skies in mid-November 2009 and he did not start to work for us until after the end of 2009. The estimated costs of the other employee, with allocated rent and overhead, amounted to $93,135 and $28,817 in calendar years 2008 and 2009, respectively. The reason that 2009’s charges are less than those for 2008 is that very little work was done during 2009 due to the lack of funding. Our financial statements have been restated to reflect these costs.

25.

Please revise the weighted average common shares outstanding at December 31, 2008 for the stock split.

Response:

The weighted average common shares outstanding have been revised in accordance with the Staff’s comment.

26.

We note your response to comment 48. Although you had only "minimal operations," tell us why you would not reflect the full cost of your office space if you occupied the space. That is, your financial statements should reflect all costs incurred, regardless of the level of operations. Tell us whether you occupied the same space in prior years and if so, how much of cost would have been charged/allocated to you by Clear Skies Solar, Inc.

Response:

Please see our response to comment 24.

Note 1. Basis of Presentation, page F-7

27.

We reference your discussion on page F-7 that based on your current plan and assumptions you believe that you will have adequate resources to fund your operations in 2010. Please reconcile that disclosure with the discussion in the fourth paragraph on page F-8 that you anticipate you will need approximately $1 million in funding during 2010.

Response:

Our belief we will have adequate resources is based on our expectation that we will be able to raise the $1 million in funding from the sale of our securities and with those proceeds we believe that we will have sufficient funds for 2010. As disclosed in the registration statement, we have no commitments from anyone to purchase any securities and there is no assurance we will be able to raise the needed capital.

Note 3. Related Party Transactions, vane F-10

28.

We note that you have changed the accounting for the warrant and have revised your balance sheet to classify the warrant as a liability as of December 31, 2009. Please tell us whether you restated your financial statements and how you considered the disclosures required by FASB ASC 250-10-50-7 through 10. Please label your financial statements "restated," if required by FASB ASC 250-10-50.

Response:

Our financial statements are labeled “restated”. Our consideration of the disclosure requirements of FASB ASC 250-10-50-7 through 10 for the restatement are disclosed in Footnote 1, page F-7, the basis of presentation section.

Our financial statements are labeled “restated”.

29.

Please disclose your accounting for the 750,000 common shares issued for serviced rendered, including how the amounts are reflected in your financial statements.

Response:

The 750,000 common shares that were issued for services rendered were valued at the same value as that paid by the purchasers of our common shares, namely $.01 per share; therefore, $750 was included in our balance sheet under “common stock” and $6,750 was included in our balance sheet under “Additional paid-in capital”.

Carbon 612 Corporation hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carbon 612 Corporation

By: /s/ Ezra Green

  Ezra Green, CEO

cc: Jeff Cahlon -- Sichenzia Ross Friedman Ference LLP

  Richard Salute – J H Cohn LLP